ING Life Insurance and Annuity Company
and its
Variable Annuity Account C

ING FLEXIBLE INCOME

Supplement Dated December 17, 2013 to the Contract Prospectus
dated May 1, 2013, as amended

This supplement updates and amends certain information contained in your variable annuity Contract Prospectus. Please read it carefully and keep it with your Contract Prospectus for future reference.

> *The following information only affects you if you plan to invest in the subaccount that corresponds to the ING JPMorgan Mid Cap Value Portfolio.*

Important information regarding ING JPMorgan Mid Cap Value Portfolio

Effective on the close of business on February 7, 2014, the ING JPMorgan Mid Cap Value Portfolio will only be available to plans offering the fund as of the close of business on February 7, 2014.

More Information is Available

More information about the funds available through your contract, including information about the risks associated with investing in them can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting us at our:

ING U.S. Customer Service Center
Defined Contribution Administration
P.O. Box 990063
Hartford, CT 06199-0063
1-800-238-6273

If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.